X   Preview

From: Steve Jones (pocstock) ███████████████
Subject: CONFIDENTIAL – New opportunity to invest in POCSTOCK
Preheader: You're invited to invest in pocstock's new crowdfunding round

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Dear default,

We hope this email finds you well.

We are writing to inform you of an exciting new development at pocstock. We have secured approval from our board of directors and preferred shareholders to officially open a new investment round via the WeFunder equity crowdfunding platform. We would like to invite you to participate in this round as we continue to accelerate our growth and further our mission of building the world's largest and most inclusive content company.

This new round of funding provides an opportunity for you to reinvest in pocstock and support the company as we enter the next phase of growth. With your continued support, we aim to:

- Increase sales, customer acquisition, and market penetration
- Sustain and expand our operation
- Increase our content library
- Enhance our technology platforms
- Strengthen partnerships with key industry players

As an early investor, you have played a crucial role in pocstock's success, and we would be honored to have you join us in this next chapter.

To review the investment opportunity and reserve your place, please visit our campaign page directly at: https://wefunder.com/pocstock

Please Note: This communication does not constitute an offer or solicitation for investment in any jurisdiction where such an offer or solicitation is not permitted. All investors are encouraged to carefully review the offering documents and consult with their legal, tax, and financial advisors prior to making any investment.

If you have any questions or require additional information, please do not hesitate to reach out to our investor relations team at ████████████████ or call us directly at ████████████ We sincerely appreciate your continued trust and support in pocstock.

Thank you for being a part of our journey.

Sincerely,
Steve Jones
Chief Executive Officer / Chairman
████████████████████████████



Preview

From: Steve Jones (pocstock) <[redacted]>

Subject: CONFIDENTIAL – New opportunity to invest in POCSTOCK

Preheader: You're invited to invest in pocstock's new crowdfunding round

Desktop Mobile Plain Text

✕   Preview

From: Steve Jones (pocstock) ▮▮▮▮▮▮▮▮▮▮▮▮▮▮>

Subject: Update - pocstock crowdfunding investment round

Preheader: You're invited to participate in pocstock's new crowdfunding round

🖥 Desktop   📱 Mobile   T Plain Text



Dear default,

We're thrilled by the early support we've already received for our new crowdfunding campaign on WeFunder, and wanted to notify you that our first checkpoint is fast approaching on January 15th. The minimum investment range is $250 - $2500.

We're excited to have you as a part of our growing community of investors and look forward to the next chapter of this journey together.

To review the investment opportunity and reserve your place, please visit our campaign page directly at: https://wefunder.com/pocstock

Help us crush our goals. We're not ready to open the opportunity to the public yet, so please circulate privately to your networks.

If you have any questions or require additional information, please do not hesitate to reach out to me at ▮▮▮▮▮▮▮▮▮▮▮▮ or call us directly at ▮▮▮▮▮▮▮ We sincerely appreciate your continued trust and support in pocstock.

Thank you for being a part of our journey.

Sincerely,
Steve Jones
Chief Executive Officer / Chairman

▮▮▮▮▮▮▮▮▮▮▮▮
▮▮▮▮▮▮▮▮▮▮▮▮

Legal Disclaimer:
This email is for informational purposes only and does not constitute an offer, solicitation, or recommendation to purchase any securities. Any investment in POCSTOCK, INC or any early stage startup company involves significant risks. Potential investors should carefully review the offering documents and consult with a qualified advisor to assess suitability based on their individual circumstances. POCSTOCK's investment round is being conducted solely via the WeFunder platform, and participation is subject to WeFunder's terms and conditions.

WeFunder disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest



Preview

From: Steve Jones (pocstock) [redacted]

Subject: Update - pocstock crowdfunding investment round

Preheader: You're invited to participate in pocstock's new crowdfunding round

Desktop Mobile Plain Text

✕   Preview

From: Steve Jones (pocstock) < ████████████ >
Subject: New year, new opportunity
Preheader: You're invited to participate in pocstock's new crowdfunding investment round

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Good morning default,

Happy new year to you, hope you're doing well.

Just wanted to send you a quick note to let you know that pocstock just opened a brand new opportunity for our community and supporters to invest as low as $250 in our company. We chose WeFunder, an equity crowdfunding platform, because it allows us to accept small dollar investments - making owning shares of our company accessible to everyone.

The campaign is off to a great start, so if you're interested in learning more, please visit our campaign page today at https://wefunder.com/pocstock

We've been working hard for over 5 years to build a recognized and valued brand in the stock photography industry, while also trying to do some good for the world. This next chapter is very exciting, hope you join us. If you've already invested, please forward this email privately to your networks.

Let me know if you have any questions. Looking forward to speaking with you soon!

Thank you for your consideration,

Best,
Steve

Founder / CEO / Chairman
POCSTOCK, INC



Legal Disclaimer:
This email is for informational purposes only and does not constitute an offer, solicitation, or recommendation to purchase any securities. Any investment in POCSTOCK, INC or any early stage startup company involves significant risks. Potential investors should carefully review the offering documents and consult with a qualified advisor to assess suitability based on their individual circumstances. POCSTOCK's investment round is being conducted solely via the WeFunder platform, and participation is subject to WeFunder's terms and conditions.

WeFunder disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Preview

From: Steve Jones (pocstock) <[redacted]>

Subject: New year, new opportunity

Preheader: You're invited to participate in pocstock's new crowdfunding investment round

Desktop Mobile Plain Text



Preview

From: Steve Jones (pocstock) <[redacted]>

Subject: We're getting closer

Preheader: We need your help to get to our goal, invest today at wefunder.com/pocstock

Desktop Mobile Plain Text

Good morning default,

Woohoo! In only a couple of weeks, we're now more than half way to hitting our first campaign milestone of $50k thanks to 29 of our supporters. If you're receiving this, it means you're a close friend, family member, investor, stakeholder, or colleague, and we need you to take action today so we can achieve our first milestone before the end of this month.

If you can comfortably afford to invest $250 or more in our company, please visit our campaign page today at https://wefunder.com/pocstock

If you cannot invest at this time, or have already invested in this round, please forward this email to 10 others in your network letting them know why you believe in our company and support the work we're doing to build the world's most inclusive content company.

Let me know if you have any questions. Looking forward to speaking with you soon!

Thank you for your consideration,

Best,
Steve

Founder / CEO / Chairman
POCSTOCK, INC
[redacted]



Legal Disclaimer:
This email is for informational purposes only and does not constitute an offer, solicitation, or recommendation to purchase any securities. Any investment in POCSTOCK, INC or any early stage startup company involves significant risks. Potential investors should carefully review the offering documents and consult with a qualified advisor to assess suitability based on their individual circumstances. POCSTOCK's investment round is being conducted solely via the WeFunder platform, and participation is subject to WeFunder's terms and conditions.

WeFunder disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Steve Jones (pocstock)
550 Broad Street, Suite 1102, Newark, NJ 07102
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X	**Preview**

From: Steve Jones (pocstock) <████████████████>

Subject: We're getting closer

Preheader: We need your help to get to our goal, invest today at wefunder.com/pocstock

---

🖥 Desktop   📱 Mobile   T Plain Text



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From: Steve Jones (pocstock) <[redacted]>

Subject: We're almost at our first milestone

Preheader: We're almost at our first goal, visit our campaign page at wefunder.com/pocstock

Desktop Mobile Plain Text

Hey default,

I hope you're doing well! I wanted to share a quick update on our Wefunder campaign. Thanks to 39 of our supporters, we're already 78% of the way to reaching our first milestone of $50,000.

As a reminder, the minimum investment is $250, and you can learn more about our vision and join us on this exciting journey by visiting our campaign page here: https://wefunder.com/pocstock

We're on a mission to build the world's largest and most inclusive content company, and we'd love for you to be part of this incredible opportunity.

If you have any questions or would like more details, feel free to reach out. Thank you for considering joining our community of supporters!

Thank you for your consideration,

Best,
Steve

Founder / CEO / Chairman
POCSTOCK, INC
[redacted]



Legal Disclaimer:
This email is for informational purposes only and does not constitute an offer, solicitation, or recommendation to purchase any securities. Any investment in POCSTOCK, INC or any early stage startup company involves significant risks. Potential investors should carefully review the offering documents and consult with a qualified advisor to assess suitability based on their individual circumstances. POCSTOCK's investment round is being conducted solely via the WeFunder platform, and participation is subject to WeFunder's terms and conditions.

WeFunder disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding (Reg CF). No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Steve Jones (pocstock)
550 Broad Street, Suite 1102, Newark, NJ 07102
Unsubscribe



Preview

From: Steve Jones (pocstock) <[redacted]>

Subject: We're almost at our first milestone

Preheader: We're almost at our first goal, visit our campaign page at wefunder.com/pocstock

Desktop Mobile Plain Text



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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